Exhibit 28.1

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                                                      FOR IMMEDIATE RELEASE
                                                      OCTOBER 29, 2003
                                                      FOR ADDITIONAL INFORMATION
                                                      CONTACT:  RANDY J SIZEMORE
                                                      SR VICE PRESIDENT, CFO
                                                      (260) 358-4680



             NORTHEAST INDIANA BANCORP, INC. INCREASES CASH DIVIDEND



HUNTINGTON, INDIANA, -- (NASDAQ: "NEIB") Northeast Indiana Bancorp, Inc., the parent corporation of First Federal Savings Bank, today announced that the Corporation has approved a quarterly cash dividend of $0.14 per common share. This represents a 7.7% increase over the Company's previous quarter dividend of $0.13 per common share, and is the eighth consecutive year the dividend has been increased. This cash dividend will be payable on November 28, 2003 to shareholders of record on November 17, 2003.

Northeast Indiana Bancorp Chairman Stephen E. Zahn stated that "the Board of Directors has increased this cash dividend in recognition of the Company's continued profitability and our commitment to return a portion of those earnings to our shareholders in cash."

The book value of NEIB's stock was $18.41 per common share as of September 30, 2003. The last reported trade of the Company's stock at the close of business on October 28, 2003 was $18.64 per common share and the number of outstanding common shares was 1,472,944 as of the same date. The Company reported total assets of $221.5 million as of September 30, 2003.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana. The Company offers a full array of banking, trust, and financial brokerage services to its customers through three full service branches located in Huntington, Indiana. The Company is traded on The NASDAQ Stock Market under the symbol "NEIB".